OPTIUM CORPORATION
500 Horizon Drive, Suite 505
Chalfont, Pennsylvania 18914

October 24, 2006

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Optium Corporation Registration Statement on Form S-1 File No. 333-135472

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, Optium Corporation (the "Company") hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 (the "Registration Statement") to 3:00 p.m., Eastern Time on October 26, 2006, or as soon thereafter as practicable.

        In connection with the foregoing, the Company hereby acknowledges the following:

  •
  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Optium Corporation
By:	/s/ EITAN GERTEL Eitan Gertel President and Chief Executive Officer